Filed by Eagle Bulk Shipping Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
And deemed filed pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934, as amended
Subject Company: Eagle Bulk Shipping Inc. (SEC File No. 001-33831)
Commission File No. for the Related Registration Statement: 333-276621

We have been trying to reach you regarding your vote at the important special meeting of shareholders of Eagle Bulk Shipping Inc. to be held on April 5, 2024
PLEASE CALL TODAY FOR MORE INFORMATION AND TO VOTE BY TELEPHONE.

Your Board of Directors seeks your support for the proposed merger with Star Bulk Carriers Corp., which requires approval by at least a majority of our outstanding shares. Therefore, every vote is valuable, no matter how many or how few shares you may hold. Not voting will have the same effect as a vote against this important transaction.

THANK YOU FOR YOUR SUPPORT – YOUR VOTE MATTERS!
Our proxy solicitor, Innisfree, can take your vote directly by phone, or help with any questions that you may have about the special meeting. Please call:

Toll-free: (877) 800-5195 (from the U.S and Canada) or
+1 (412) 232-3651 (from other locations)
10:00 am-7:00 pm ET, Monday-Friday; 10:00am-2:00pm ET, Saturday

PLEASE DO NOT DELAY:
PLEASE CALL TODAY FOR MORE INFORMATION AND TO VOTE BY TELEPHONE.

SEE REVERSE FOR VOTING DETAILS

Important Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Star Bulk Carriers Corp. (“Star Bulk”) and Eagle Bulk Shipping Inc. (“Eagle Bulk”). In connection with the proposed transaction, Star Bulk filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a proxy statement of Eagle Bulk that also constitutes a prospectus of Star Bulk. After the registration statement was declared effective, the definitive proxy statement/prospectus was mailed to shareholders of Eagle Bulk on or about February 12, 2024. Star Bulk and Eagle Bulk may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus, Form F-4 or any other document which Star Bulk or Eagle Bulk have or may file with the SEC. Investors and security holders of Star Bulk and Eagle Bulk are urged to read the proxy statement/prospectus, Form F-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Star Bulk, Eagle Bulk, the transaction and related matters. Investors are able to obtain free copies of the proxy statement/prospectus and Form F-4 and other documents filed with the SEC by Star Bulk and Eagle Bulk through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Star Bulk are available free of charge on Star Bulk’s investor relations website at https://www.starbulk.com/gr/en/ir-overview/. Copies of documents filed with the SEC by Eagle Bulk are available free of charge on Eagle Bulk’s investor relations website at https://ir.eagleships.com.
Participants in the Solicitation
Star Bulk, Eagle Bulk and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Eagle Bulk securities in connection with the proposed transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Form F-4 and proxy statement/prospectus regarding the proposed transaction and other relevant materials filed and to be filed with the SEC by Star Bulk and Eagle Bulk. Information regarding Star Bulk’s directors and executive officers is available in “Part I. Item 6. Directors, Senior Management and Employees” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on March 7, 2023. Information regarding Eagle Bulk’s directors and executive officers is available in the sections entitled “Corporate Governance—The Board of Directors” and “Executive Officers” of Eagle Bulk’s proxy statement relating to its 2023 annual meeting of shareholders filed with the SEC on April 27, 2023. These documents are available free of charge from the sources indicated above.
No Offer or Solicitation
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.